October 17, 2024

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dreamland Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Dreamland Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit herewith a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (the “Offering”) in the United States of the Company’s ordinary shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Financial Statements

The Company has included in this submission its audited combined financial statements as of March 31, 2023 and 2024 and for each of the years in two-year period ended March 31, 2024. Prior to the first public filing of the Draft Registration Statement, the Company will amend it to include interim financial statements as required under Item 8 of Form 20-F.

***

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,
William Ho, David Liao, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:
Eli Gao (New York), Maurice Hoo (California),
Alice Huang (California), Mathew Lewis (New York),
Louise Liu (New York), Vivien Yu (New South Wales),	19th Floor, Edinburgh Tower
and Ning Zhang (New York)	The Landmark

*China-Appointed Attesting Officer	15 Queen’s Road Central	+852.3551.8500
#Notary Public of Hong Kong	Hong Kong	+852.3006.4346

October 17, 2024

On behalf of the Company, we appreciate your attention to this matter. If you have any questions regarding the Draft Registration Statement or wish to discuss any matters with respect to the confidential submission, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Seto Wai Yue, Director, Chief Executive Officer and Director, Dreamland Limited
W. David Mannheim, Nelson Mullins Riley & Scarborough LLP